CROSS SHORE DISCOVERY FUND

Institutional Shares

Supplement dated March 20, 2023, to the

Statement of Additional Information dated July 29, 2022

The following information supplements the information in the Statement of Additional Information:

Effective March 20, 2023, Stephan O. Togher resigned from the Board of Trustees of Cross Shore Discovery Fund (the “Fund”). He also resigned from the office of Principal Executive Officer and President of the Fund. Benjamin R. Bloomstone was appointed to serve in Mr. Togher’s place. Effective immediately, all references to Mr. Togher are deleted from the Statement of Additional Information and the following information is added to the Board of Trustees section of the Statement of Additional Information:

The following table lists the Trustee who is deemed to be an “interested person” of the Fund, as defined in the 1940 Act (an “Interested Trustee”). The address for all Trustees is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Other
		Term of			Directorships
		Office		Number of	Held by
	Position(s)	and		Funds in	Trustee
Name and	Held	Length of		Complex	During
Year	with	Time	Principal Occupation(s)	Overseen	the Past 5
of Birth	Company	Served(2)	During Past Five Years	by Trustee	Years
Interested Trustee(1):
Benjamin R.	Trustee;	Since 2023		1	None
Bloomstone	Chief
Born: 1957	Executive
Officer;
President

(1)	Mr. Bloomstone is an Interested Trustee because of his affiliation with the Adviser.
(2)	Each Trustee serves until retirement, resignation or removal from the Board. Trustees may be removed in accordance with the Declaration of Trust with or without cause by written instrument signed by a majority of the Trustees or by vote of a majority of the shareholders, at a meeting holding at least two-thirds (2/3) of outstanding Institutional Shares.

In addition to the information set forth in the table above, the Interested Trustee possesses other relevant qualifications, experience, attributes or skills. The following provides additional information about these qualifications and experience.

•	Benjamin R. Bloomstone. Mr. Bloomstone is a Managing Member of Cross Shore and shares responsibility for research and the overall investment process with Victor Linell. Mr. Bloomstone worked in the financial services industry for 24 years before joining Cross Shore in March 2003. From 1989 until 2003, he was a Managing Director and equity product manager at Credit Suisse First Boston, where he was responsible for institutional equity research sales in the Boston area. Prior to joining Credit Suisse First Boston, Mr. Bloomstone was a principal with Bernstein in the institutional sales area. He started his career at Price Waterhouse, where he was a CPA in the audit and tax division. Mr. Bloomstone received his B.S. in accounting from the State University of New York at Albany.

Trustee Ownership in the Fund and Family of Investment Companies

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Interested Trustee:
Benjamin R. Bloomstone	Over $1,000,000	Over $1,000,000
Independent Trustees:
David J. Gruber	None	None
Thomas E. Niehaus	None	None

(1)	As of March 20, 2023.

As of March 20, 2023, no Independent Trustee (or his or her immediate family members) owned any class of securities of the Adviser, the distributor or their affiliates.

*****

PLEASE RETAIN FOR FUTURE REFERENCE.